# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IF Bancorp, Inc., CIK 0001514743
CUSIP: 44951J105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 201 E. CHERRY ST, WATSEKA, Illinois (IL), 60970
Date of event which requires filing of this statement: 03/12/2026
Amends the filing with accession number 0000921895-24-002753
Filed by CIK 0001113303
Persons authorized to receive notices and communications: Mr. Joseph Stilwell, 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico (PR), 00901, 787-985-2193

## Reporting persons
- Stilwell Activist Fund, L.P. (CIK 0001564452): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stilwell Activist Investments, L.P. (CIK 0001573720): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stilwell Value LLC (CIK 0001397076): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stilwell Joseph (CIK 0001113303): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: IF Bancorp, Inc.
Address of issuer's principal executive offices: 201 E. CHERRY ST, WATSEKA, Illinois (IL), 60970

## Item 2. Identity and Background
Name of person filing:
This is the sixth amendment (the "Sixth Amendment") to the Schedule 13D, which was filed on September 18, 2023 (the "2023 Schedule 13D"), and amended on May 28, 2024 (the "First Amendment"), on November 15, 2024 (the "Second Amendment"), on August 26, 2025 (the "Third Amendment"), on September 17, 2025 (the "Fourth Amendment"), and on January 16, 2026 (the "Fifth Amendment"). This Sixth Amendment is being filed jointly by Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Activist Fund and Stilwell Activist Investments; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC (collectively, "we" or "us"). The filers of this statement are collectively referred to herein as the "Group." The joint filing agreement of the members of the Group was filed as Exhibit 1 to the 2023 Schedule 13D.

This statement is filed by Joseph Stilwell with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of IF Bancorp, Inc. (the "Issuer") previously beneficially owned by Joseph Stilwell, including shares of Common Stock previously held in the names of Stilwell Activist Fund and Stilwell Activist Investments, in Joseph Stilwell's capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund and Stilwell Activist Investments.
Residence or business address: The business address of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Value LLC is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Joseph Stilwell is 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico 00901.
Present principal occupation or employment: The principal employment of Joseph Stilwell is investment management. Stilwell Activist Fund and Stilwell Activist Investments are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Activist Fund and Stilwell Activist Investments, and related partnerships.
Criminal convictions in the last five years: During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule B, attached hereto and incorporated herein by reference.
Citizenship: Joseph Stilwell is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since we last reported purchases of Common Stock, Stilwell Activist Fund has not expended any monies to acquire shares of Common Stock.

Since we last reported purchases of Common Stock, Stilwell Activist Investments has not expended any monies to acquire shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
We are filing this Sixth Amendment to report that, as a result of the Issuer's announced sale, members of the Group have sold all of their shares of Common Stock pursuant to the merger. We are pleased that the Issuer has chosen to sell itself and are supportive of the merger. We believe this outcome is in the best interests of all shareholders.

Our purpose in acquiring shares of Common Stock of the Issuer was to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights.

We filed the 2023 Schedule 13D reporting our position on September 18, 2023. On May 28, 2024, we submitted a shareholder proposal under Rule 14a-8 calling for the prompt sale of the Issuer. The proposal was approved by stockholders at the Issuer's 2024 annual meeting of stockholders (the "2024 Annual Meeting"). On May 14, 2025, the Federal Reserve Bank of Chicago notified us that it would not object to our request to buy additional shares of the Issuer up to 19.99%. On August 26, 2025, we served our notice of intent to nominate Scott J. Dworschak for election as a director at the Issuer's 2025 annual meeting of stockholders. On September 16, 2025, we entered into a standstill agreement (the "Standstill Agreement") whereby the Issuer agreed, among other things, to appoint Mr. Dworschak to its board of directors. On September 24, 2025, the Issuer appointed Mr. Dworschak to its board. Pursuant to the terms of the Standstill Agreement, the Issuer further agreed that, if, after March 31, 2026, the Issuer failed to substantially implement the matters approved by stockholders at its 2024 Annual Meeting, we would select at our discretion, and the Issuer's board would appoint, an additional nominee to the board.

On October 30, 2025, the Issuer announced its sale to ServBanc Holdco, Inc.

Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Since 2000, members or affiliates of the Group have taken an 'activist position' in 78 other publicly-traded companies. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares.

Our actions with respect to such publicly-traded companies are described in Schedule A, attached hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: None of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Value LLC or Joseph Stilwell beneficially owns any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: None of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Value LLC or Joseph Stilwell beneficially owns any shares of Common Stock.
Transactions in the class effected during the past sixty days: Since the filing of the Fifth Amendment, each of Stilwell Activist Fund and Stilwell Activist Investments sold shares of Common Stock pursuant to the merger as set forth in Schedule C, attached hereto and incorporated herein by reference. Stilwell Value LLC and Joseph Stilwell have not purchased or sold any shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: No person other than Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Value LLC and Joseph Stilwell is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 12, 2026, the Group ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Other than the Joint Filing Agreement filed as Exhibit 1 to the 2023 Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Stilwell Activist History

Schedule B - Item 2(e)

Schedule C - Transactions in Securities

Exhibit 1 - Joint Filing Agreement, dated September 18, 2023, filed with the 2023 Schedule 13D.

Exhibit 2 - Proposal, dated May 28, 2024, filed with the First Amendment.

Exhibit 3 - Nominee Agreement, dated August 26, 2025, with Scott J. Dworschak.

Exhibit 4 - Nominee Agreement, dated August 26, 2025, with Douglas P. Hutchison, Jr.

Exhibit 5 - Standstill Agreement, dated September 16, 2025, incorporated by reference to Exhibit 10 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on September 16, 2025.

## Signatures
- Stilwell Activist Fund, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (03/16/2026)
- Stilwell Activist Investments, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (03/16/2026)
- Stilwell Value LLC: /s/ Megan Parisi, Megan Parisi, Member (03/16/2026)
- Stilwell Joseph: /s/ Joseph Stilwell, Joseph Stilwell* (03/16/2026)
- Megan Parisi: /s/ Megan Parisi, *Megan Parisi, Attorney-in-Fact (03/16/2026)